Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276334

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated June 25, 2024)

Up to 1,997,116 Shares of Common Stock

1,700,884 Shares of Common Stock Underlying the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 25, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (File No. 333-276334) with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on July 15, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock is currently listed on the Nasdaq Capital Market under the ticker symbol “AIRE.” On July 12, 2024, the closing price of our common stock was $1.39.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 62.35% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 12, 2024

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Acquisition of AiChat Pte. Ltd.

On July 12, 2024, reAlpha Tech Corp. (the “Company”) entered into a Business Acquisition and Financing Agreement (the “Acquisition Agreement”), with AiChat Pte. Ltd., a company incorporated in the Republic of Singapore (“AiChat”), AiChat10X Pte. Ltd., a company incorporated in the Republic of Singapore (the “Seller”) and Kester Poh Kah Yong (the “Founder”), pursuant to which the Company acquired from Seller 85% of the ordinary shares of AiChat, an artificial intelligence-powered company that provides conversational customer experience solutions, that were outstanding immediately prior to the execution of the Acquisition Agreement, with the remaining 15% of such outstanding ordinary shares of AiChat to be acquired on June 30, 2025 (the “Acquisition”).

In exchange for all of the ordinary shares of AiChat outstanding immediately prior to the execution of the Acquisition Agreement, and pursuant to the terms and subject to the conditions of the Acquisition Agreement, the Company agreed to pay the Seller an aggregate purchase price of $1,140,000, consisting of: (i) $312,000 in restricted shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), based on a 10% discount to the 10 day volume weighted average price of the Common Stock as reported on the Nasdaq Capital Market (the “VWAP Share Price”) and payable to the Seller no later than January 1, 2025 (the “First Tranche Shares”); (ii) $588,000 in restricted shares of Common Stock, based on a 10% discount to the VWAP Share Price, subject to any Base Case Adjustment (as defined in the Acquisition Agreement), payable to the Seller no later than April 1, 2025 (the “Second Tranche Shares”); and (iii) $240,000 in restricted shares of Common Stock, calculated at a 5% discount to the VWAP Share Price, payable to the Seller no later than December 1, 2025 (the “Third Tranche Shares,” and together with the First Tranche Shares and the Second Tranche Shares, the “Tranche Shares”). In addition, the Company agreed to subscribe for and purchase from AiChat: (i) 55,710 ordinary shares of AiChat as of the Acquisition’s closing date, for a subscription price of $60,000; and (ii) 222,841 ordinary shares of AiChat in accordance with a disbursement scheduled to be determined and agreed to by the Company, AiChat and the Founder, for a total subscription price of $240,000.

The Tranche Shares will be subject to a restrictive period of 90 days (the “Restricted Period”) following the date of their respective issuances, during which period the Seller will not be able to dispose, assign, sell and/or transfer such Tranche Shares, nor make any demand for or exercise any right or cause to have such Tranche Shares registered under the Securities Act of 1933, as amended (the “Securities Act”). When issued, each of the Tranche Shares will be deposited into the Seller’s nominated bank, custodial or securities account, and will subsequently be, following expiration of the foregoing Restricted Period applicable to such Tranche Shares, transferred to the Founder in proportion to the percentage of his beneficial ownership in the Seller. The aggregate amount of Tranche Shares issuable under the Acquisition Agreement, for purposes of complying with Nasdaq Listing Rule 5635(a), may in no case exceed 19.99% of the Company’s issued and outstanding shares of Common Stock immediately prior to the execution of the Acquisition Agreement, or 8,860,213 shares of Common Stock (the “Cap Amount”), subject to stockholder approval of any shares exceeding such amount. In the event the Tranche Shares issuable thereunder exceed the Cap Amount, the Company will pay the Seller cash in lieu of such excess shares of Common Stock, based on a formula set forth in the Acquisition Agreement.

Further, in accordance with the Acquisition Agreement, the Company agreed to guarantee certain outstanding Singapore-bank loans from AiChat for an aggregate amount of approximately 862,092 Singapore Dollars (SGD). The Acquisition Agreement also provides for an assignment of all of AiChat’s intellectual property rights previously owned by the Seller in favor of the Company. Additionally, following the closing of the Acquisition, the Seller will be required to indemnify the Company and its affiliates for any liability, damages, losses, costs and/or expenses arising out of any third party claims, suits, actions, demand or judgments relating to the Company and the Acquisition. The Acquisition Agreement also contains additional representations and warranties, covenants and conditions, in each case, customary for transactions of this type.

The foregoing description of the Acquisition Agreement in this Current Report on Form 8-K (this “Form 8-K”) does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information included in Item 1.01 of this Form 8-K is incorporated by reference into this Item 3.02 to the extent required. The Tranche Shares issuable under the Acquisition Agreement, when issued, will be exempt from registration under the Securities Act in reliance on Regulation S thereof. The Seller and Founder represented to the Company, among other things, that each of them is not a “U.S. Person” (as defined in Rule 902(k) promulgated under the Securities Act) and that each of them will be acquiring the Tranche Shares for investment purposes and not with a view to, or for sale in connection with any distribution thereof. Appropriate customary restrictive legends will be affixed to any certificates or other statements evidencing the Tranche Shares.

Item 8.01 Other Events.

On July 15, 2024, the Company issued a press release announcing the transaction described in Item 1.01 of this Form 8-K. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The information set forth and incorporated into this Item 8.01 of this Form 8-K is being furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The Company has determined that the Acquisition will not constitute an acquisition of a significant amount of assets (as defined in Instruction 4 of Item 2.01) and, as such, financial statements contemplated by Item 9.01 of Form 8-K are not required to be reported by Form 8-K with respect to the Acquisition.

(b) Pro forma financial information.

The Company has determined that the Acquisition will not constitute an acquisition of a significant amount of assets (as defined in Instruction 4 of Item 2.01) and, as such, pro forma financial information contemplated by Item 9.01 of Form 8-K is not required to be reported by Form 8-K with respect to the Acquisition.

(d) Exhibits

Exhibit Number	Description
10.1*+	Business Acquisition and Financing Agreement, dated as of July 12, 2024, among reAlpha Tech Corp., AiChat Pte. Ltd., AiChat10X Pte. Ltd. and Kester Poh Kah Yong.
99.1**	Press Release, dated July 15, 2024.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2024	reAlpha Tech Corp.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

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